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5 July 2010

Mr H Roger Schwall

Assistant Director

United States Securities & Exchange Commission

100 F Street, NE

WASHINGTON DC 20549-4628

Dear Mr Schwall

I acknowledge receipt of your letter of 1 July 2010 to Mr John Bevan, Chief Executive Officer, Alumina Limited.

We are currently preparing our half year results for disclosure to the market on 10 August, and further will require liaison with our joint venture partner Alcoa Inc as we prepare our response to certain questions.

Accordingly, I request an amended response time. I plan to provide the requested response within 45 days.

I would appreciate your acknowledgement of this amended response time.

Yours faithfully

/s/ JUDITH DOWNES
JUDITH DOWNES
CHIEF FINANCIAL OFFICER